UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2016

Commission File Number: 333-196065

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PARNELL PHARMACEUTICALS HOLDINGS LTD

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Unit 4, Century Estate

476 Gardeners Road

Alexandria 2015 NSW

Australia

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 11, 2016, Parnell Pharmaceuticals Holdings Ltd (the “Company”) entered into a purchase agreement (the “Purchase Agreement”), and a registration rights agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”). The Company today announced its entry into the agreements with Lincoln Park in a press release attached hereto as Exhibit 99.1.

Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right and sole discretion to elect to sell to Lincoln Park up to 35,000 ordinary shares on any business day and subject to certain conditions, including the closing price of the stock, can elect to sell up to 55,000 shares on any one day (such purchases “Regular Purchases”). Parnell can only sell up to a maximum of $500,000 of shares on any one day. If Parnell elects to sell shares under the Agreement, Lincoln Park is obligated to purchase such shares. The price at which Lincoln Park purchases such shares under a Regular Purchase will be the lower of the lowest trade price on that day or the average of the three lowest closing prices for the previous 12 days; Lincoln Park will receive no further price discounts for Regular Purchases. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases if on the date of a Regular Purchase the closing sale price of the Ordinary Shares is not below the threshold price as set forth in the Purchase Agreement. Parnell is not required to complete any future share sales and can terminate the Agreement at any time at its sole discretion without cost or penalty.

As consideration for entering into the Purchase Agreement, the Company initially issued to Lincoln Park 47,746 Ordinary Shares, which at the current trading price constitutes approximately 1.25% of Lincoln’s Park’s $15,000,000 commitment. If Parnell elects to commence selling shares to Lincoln Park under the Agreement, it will issue up to an additional 38,197 Ordinary Shares to Lincoln Park pro-rated over the full $15,000,000 commitment. At today’s trading price this constitutes an approximate 1%, for a total commitment fee of approximately 2.25% if the full amount of the facility is used by Parnell.

Parnell’s right to require Lincoln Park to make Regular Purchases will commence on the date that a registration statement, which the Company agreed to file with the Securities and Exchange Commission (the “SEC”), is declared effective by the SEC and a final prospectus in connection therewith is filed (the “Commencement Date”) and will continue for 36 months during which time Parnell may elect to sell up to a maximum of $15,000,000 of shares but is not obligated to sell any fixed amount and may elect to sell no shares to Lincoln Park.

During the term of the Agreement and after termination, Lincoln Park may not to cause or engage in any manner whatsoever, any direct or indirect short selling or hedging of Company shares.

Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and the Company sold the securities in reliance upon an exemption from registration contained in Section 4(2) under the Securities Act. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties. The Company has the right to terminate the Purchase Agreement at any time, at no cost or penalty. Actual sales of Ordinary Shares to Lincoln Park under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. With respect to Regular Purchases, there are no trading volume requirements or restrictions under the Purchase Agreement. Lincoln Park has no right to require any sales by the Company, but is obligated to make purchases from the Company as it directs in accordance with the Purchase Agreement.

The net proceeds under the Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells shares to Lincoln Park. The Company expects that any proceeds received by the Company from such sales to Lincoln Park under the Purchase Agreement will be used for general corporate purposes and working capital requirements.

This current report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the Registration Rights Agreement, copies of which are attached hereto as Exhibit 99.2 and 99.3, respectively, and each of which is incorporated herein in its entirety by reference. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with execution of the agreements.

Exhibits

Exhibit No.	Description
99.1	Press Release Announcing Agreement with Lincoln Park Capital Fund to Purchase Ordinary Shares
99.2	PURCHASE AGREEMENT, dated as of January 11, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC
99.3	REGISTRATION RIGHTS AGREEMENT, dated as of January 11, 2016, by and between PARNELL PHARMACEUTICALS HOLDINGS LTD and LINCOLN PARK CAPITAL FUND, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd

By:	/s/ Robert Joseph
Name:	Robert Joseph
Title:	President and CEO

Date: January 19, 2016